Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-123136

May 25, 2005

To whom it may concern:

UFJ Holdings, Inc.

Shareholders’ Meeting to Approve Merger with

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc. (Ryosuke Tamakoshi, President and CEO) (the “Company”) determined at the board of directors meeting held today that it will put the agenda item “Approval of the merger agreement between the Company and Mitsubishi Tokyo Financial Group, Inc. (Nobuo Kuroyanagi, President and CEO)” on the agenda of its fourth annual general shareholders’ meeting and the class shareholders’ meetings of shareholders of ordinary shares and each series of preferred shares of the Company, to be held on June 29, 2005.

The schedule of, and the matters to be resolved at, the fourth annual general shareholders’ meeting and the class shareholders’ meetings of shareholders of ordinary shares of the Company are described below. The convocation notice of each shareholders’ meeting will be dispatched on June 13, 2005.

1. Date	June 29, 2005 (Wednesday)
2. Place	UFJ Tokyo Building
1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

3.	Subject Matters of the Meeting
[Fourth Annual General Shareholders’ Meeting]

(1)	Matters to be reported:

1.	Report on the business report, the balance sheet, and the profit and loss statement for the fourth fiscal year (from April 1, 2004 to March 31, 2005)

2.	Report on the consolidated balance sheet, the consolidated profit and loss statement, and the results of audits of the consolidated financial statements by the accounting auditor and the board of statutory auditors for the fourth fiscal year (from April 1, 2004 to March 31, 2005)

(2)	Matters to be resolved:

Agenda Item No. 1:	Approval of the plan for disposition of loss for the fourth fiscal year
Agenda Item No. 2:	Partial amendment to the Articles of Incorporation
Agenda Item No. 3:	Approval of the merger agreement between the Company and Mitsubishi Tokyo Financial Group, Inc.
Agenda Item No. 4:	Election of 7 Directors
Agenda Item No. 5:	Election of 4 Statutory Auditors

[Meeting of Shareholders of Ordinary Shares]

Matters to be resolved:

Agenda Item:	Matters concerning the approval of the merger agreement between the Company and Mitsubishi Tokyo Financial Group, Inc.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan	1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100- 8114 Japan
81-3-3240-9066	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.